FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of April, 2011
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐       No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐       No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

		Sequential
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Item		Number

1.	Eighth Investor Conference: Chief Executive Officer of Telefónica Latinoamérica	2

Grab the future today José María Álvarez-Pallete Chairman and Chief Executive Officer, Telefónica Latinoamérica

Disclaimer This presentation contains statements that constitute forward-looking statements about the Company, within the general meaning of the term and within the meaning of applicable securities laws, including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations. These statements appear in a number of places in this document and include statements regarding our intent, belief or current expectations regarding our customer base, estimates regarding future growth in our different business lines and our global business, market share, financial results and other aspects of our activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as “expects”, “anticipates”, “intends”, “believes”, and similar language or the negative thereof or by the forward-looking nature of discussions of strategy, plans or intentions. Such forward-looking statements, by their nature, are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. These risks and uncertainties include those discussed or identified in the documents filed by Telefónica with the relevant Securities Markets Regulators, and in particular, with the Spanish Securities Market Regulator. Except as required by applicable law, Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentations, including, without limitation, changes in Telefónica’s business or acquisition strategy or to reflect the occurrence of unanticipated events. Neither this presentation nor any of the information contained herein constitutes an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, or any advice or recommendation with respect to such securities. Finally, be advised that this document may contain summarized information or information that has not been audited. In this sense, this information is subject to, and must be read in conjunction with, all other publicly available information, including if it is necessary, any fuller disclosure document published by Telefónica. Furthermore, Telefónica may present financial information herein that is not prepared in accordance with IFRS. This non-GAAP financial information should be considered in addition to, but not as a substitute for, financial information prepared in accordance with IFRS. Telefónica has included such non-GAAP financial information because Telefónica’s management uses such financial information as part of its internal reporting and planning process and to evaluate Telefónica’s performance. Accordingly, Telefónica believes that investors may find such information useful. However, such non-GAAP financial information is not prepared in accordance with IFRS or any other generally accepted accounting principles, and such non-GAAP financial information, as defined and calculated by us, may be different from similarly-titled financial information used by other companies. Investors are cautioned not to place undue reliance on such non-GAAP financial information. 2

Sustaining market leadership Regional revenues share 1 Market revenue share Leader in value & growth (Constant FX effect) FY10 Dec-10 #1 #1 29% 0 p.p. 29% Pe Ve #1 #1 35 % MBB 2 Ch Ur #1 #2 Regional access share 1 Ar Ec #1 #2 40% Br C A Brazil #2 #2 Co Mx 30 MM The largest mobile contract base FY 2009 FY 2010 Stable #1 — #2 Moving faster Revenue share In all markets Source: Telefónica estimates 1 Footprint share: only mobile in Mexico, Venezuela, Ecuador, Uruguay and Central America. Excluding TV in Argentina 2 Dongles 3

Delivering profitable growth Accesses Revenue OIBDA Millions € in billions € in billions 184 14 26 +9.0% +6.7% 169 +9.1% +6.5% 23 +5.3% 9 158 22 +10.1% 8 Dec — 2008 Dec — 2009 Dec — 2010 FY 2008 FY 2009 FY 2010 FY 2008 FY 2009 FY 2010 44.5% 43.4% 39.9% FBB+MBB access growth 2010 vs. 2009 Mobile data rev. growth 2010 vs. 2009 OIBDA margin 2010 Source: Reported Data; organic growth rates 4

Index 01 Latin America in bold letters 02 Capturing current growth, building new options 03 Our Portfolio: leading Brazil, leveraging diversity 5

Latin America in bold letters

Latin America plays a key role in the new international arena MSCI 1 Latin America was Multilatinas are 31/Dec/2008 to the 2 nd major 31/Mar/2011 emerging as a new force destination of Chinese FDI, just behind Asia Latin America +123% North America +52% Asia-Pacific +51% Sovereign wealth US$141 bn of FDI into funds from Middle East and Asia Europe +44% the region in 2010 investing more than ever in the region The market is starting to recognize this change 1 Morgan Stanley Composite Index 7

Latin America is growth & stability Population Millions 559 565 552 Nobody’s Backyard The rise of Latin America >70% 2008 2009 2010 GDP GDP 5.9 Investment Grade % 4.3 -1.8 Latin America in an Uneven Global Recovery: Managing Abundance Paris, January 24, 2011 2008 2009 2010 Source: IMF, Standard & Poors (Brazil, Colombia, Peru, Mexico, Panamá & Chile)

9

200 m The population of Germany, France Middle Class and Italy as a whole population Young and 150 m The population of Russia Urban <14 years Addicted to 400 m Double since 2010 Internet Internet users in 2015 Latin America time is NOW Source: ECLAC & Pyramid 10

Latin America has reached a critical level of development GDP per capita GDP per capita US$ ppp US$ ppp 2010 12.000 11.000 > 11 10.000 US $ thousand 9.000 X 2.2 8.000 7.000 6.000 5.000 4.000 Developing Asia Latam Income levels Income levels support new and way ahead of more intense other emerging patterns of economies consumption Latin America time is NOW Source: IMF 11

Telecom sector: thriving on regional growth Telecom market expected to grow faster Positive context for Telcos than GDP in Latin America CAGR Stable regulation, MTRs expected to follow 2010 - 2013E predictable glide path 7.7% Low and decreasing exposure to regulated prices 4.3% (mobile retail prices, FBB, MBB and bundles not regulated) Major spectrum auctions already done GDP ICT Market Consolidated competitive market structure Latin Latin America time is NOW America time is NOW Source: IMF & IDC 12

Plenty of room to grow Latin American Market European Market = 100% Penetration 77% 100% Mobile voice MOU 1 79% 100% Voice and Smartphone data growing MBB penetration 25% 100% simultaneously FBB/ Fixed 62% 100% FBB accesses & TV Pay TV/ 47% 100% Households 1 Incoming and outgoing traffic Source: Yankee Group, Pyramid, Q4 2010 13

Capturing current growth, building new options

Capturing current growth, building new options Where? How?

Capturing current growth, building new options Boosting the value of a complete offer Where? Growth of Accelerating Building new traditional advanced businesses business connectivity

An integrated and innovative complete offer An empiric case that shows the value of One of the few companies in the world with a an integrated offer complete offer supported on a mobile network Mobile Data Service Mobile ARPU Revenues FY 2010 vs. FY 2009 FY 2010 vs. FY 2009 +46.9% % organic 1 +26.3% % local currency Fixed Internet, Content Mobile Data and Pay TV Revenues Service Revenues FY 2010 vs. FY 2009 +10.0% FY 2010 vs. FY 2009 +47.4% % local currency % organic 1 Accelerating growth businesses Focusing on value 1 In local currency and excluding hyperinflation accounting in both years 17

Driving mobile voice to the limit of its potential

Targeting untapped potential across segments



- New commercial approach to valuable young customers through social networks

Young and Urban

- ISC improvements specially in prepaid
- Savings in call center[1]

Systematic up selling



Caribú Project

- 2.8 millions of net migrations to contract in FY2010

Potential of Middle Class

- 30 m The largest contract base


salta
Plan

Key targets

Mobile voice market Penetration
% population


99%
110-115%
Dec-10
Dec-13E

T. Latinoamérica Customer Mix
% contract / Total mobile accesses


20%
~30%
Dec-10
Dec-13E

[1] Calls to call center: -28% mar'11 vs. aug'10

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Investor Conference Telefónica

Accelerating on mobile broadband

Lowering entry barriers

100 US$ Smartphone to boost growth

Dongles

- One supplier
- Quality
- Time to market
- Simple portfolio

1.3 millions
Dongles sold since Q3 10

Enhancing our commercial offer

Paquete **NAVEGACIÓN**

Paquete **REDES SOCIALES**

Paquete **MAIL+CHAT**

Paquete **CHAT**

Paquete **MAIL**

X 3.5
MBB accesses 2010 vs. 2009 in Colombia

Key targets

MBB accesses
T. Latinoamérica millions



8
45-50
Dec-10
Dec-13E

Mobile data revenues
T. Latinoamérica
% Mobile service revenues



23%
>33%
Dec-10
Dec-13E

X3 non SMS/MMS mobile data revenues (€ m FX 2010)

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Investor Conference
Telefónica

Capturing the fixed opportunity

Intensifying bundles

Bundling[1]
%Traditional fixed accesses


66%
38%
Dec-06
Dec-10

Minimizing F2M revenues cannibalization

Segmented development of multimedia and connectivity offer

- ADSL
- UBB
- TV Basic
- TV Advanced

Develop a full offer for the 200+33 m middle class

Key targets

FBB penetration T. Latinoamérica
% BB accesses/ fixed lines


~50%
32%
Dec-10
Dec-13E

No FBB access without valuable bundle (2P /3P)

[1] % of fixed accesses with bundled voice plans

20

Investor Conference
Telefónica

Building new options Video OTT Financial Services Cloud Computing Terra TV Increased market Banking the Leverage of Multimedia potential unbanked (70% Telefonica’s services across of population Global Network music, video and Profitability without savings information improvement account) Global T-Cloud More value for Innovative value BB access propositions Services beyond connectivity revenues FY 2010 5% Total T.Latinoamérica Revenues 21

Capturing current growth, building new options Boosting the value of a complete offer >20% CAGR 10-13 E Where? Positive CAGR 10-13 E Growth of Accelerating Building new traditional advanced businesses business connectivity 22

Capturing current growth, building new options Business Intelligence Quality How? Brand Platform 23

Leveraging a non replicable platform Ensuring the Commercial Network infrastructure best basics Global Enhancing with TIWS Terra unique assets 24

Extracting value from our global model

7 Verticals

- Video & DH
- Apps
- Financial services
- eHealth
- Security
- M2M
- Cloud

Leveraging global scale

Telefónica

~ 290 m accesses

Key strategic partnerships

+ 730 m combined customers

Sharing best practices

- Quality and customer oriented projects
- Network management
- Fixed transformation initiatives
- Medianetworks and TIWS capabilities
- Device strategy

25

Investor Conference Telefónica

TIWS allows us to manage traffic growth and to implement new technologies quicker and cheaper Competitive advantages Unique Infrastructures SAm 1 Activated Capacity Economies Gbps 4,080 of scale 2,440 1,770 1,320 Economies 1,000 of scope FY 2009 FY 2010 FY 2011E FY 2012E FY 2013E Access to new markets Key Asset in the region 4th largest Terrestrial domestic networks submarine Technological cable ring Satellite Infrastructure provides evolution extended coverage Global CDN 1 with local capillarity 1 Content Delivery Network 26

Our brand attributes strengthen the value of a customer oriented strategy 1# or 2# Top of mind in every market

Quality as the main driver for customer satisfaction What we said in What we have achieved so far October 9th 2009 Consistent Delivery FCR 2 Billing claims · End to end process focus & % % COPC 1 methodology · FCR 2 focus & billing claims reduction -32% +11% Best Customer Experience · Unique experience · Strong reduction of unsatisfied Customer Culture · Employee and customer Oct -09 Dec-10 Oct -09 Dec-10 program linked to customer experience Improving CSI Our customer oriented strategy and quality management have been in every market a key factor in our commercial performance in every market 1 COPC: Customer Operations Performance Center 2 FCR: First Call Resolution 28

Business intelligence as a key driver to enhance customer focus Key initiatives Best in class churn FCR focus & billing Mobile Churn claims reduction FY 2010% 2.4% 2.2% Seamless multichannel experience 3.4% Reference in Customer culture 2.7% customer satisfaction in main markets 2.8% 2.1% An integrated, customer focus, regional and flexible business intelligent project Telefónica Market Source: Global wireless matrix, Q4 2010, Merrill Lynch and Telefónica estimates 29

Capturing current growth, building new options Increased Where? CapEx How? commitment to the region 30

Committed to the opportunity

We are investing to capture the growth



Increased CapEx commitment to the region
High Speed FBB[1]
T. Latinoamérica
% FBB accesses
2%
x10
~20%
Dec-10
Dec-13E
Fixed leveraged by mobile
Mobile leveraged by fixed
MBB coverage/ population
T. Latinoamérica
% population
60%
+20 p.p.
~80%
Dec-10
Dec-13E

1 Equal or higher than 8 Mbps

31

Investor Conference Telefónica

Our portfolio: leading Brazil, leveraging diversity

Leveraging diversity FY 2010 1 Latam revenue Our key growth pool Brazil · Improving commercial momentum 48% · Capture synergies Mexico, strong bet on 3G as the key driver to recover North Region momentum 16% (7 countries) Venezuela, focus on value through a complete offer Complete and integrated offer South Region (6 countries) Lead introduction of new services in our networks 33% being the best provider of video and applications 1 Assumes 100% VIVO 33

Mexico, refocusing our commercial approach and recover momentum Solid track record as an attacker Challenging situation in 2010 OIBDA FY 2010 vs. FY 2009 € in millions % Local Currency 564 420 179 -10 Revenues 5% FY 2006 FY 2007 FY 2008 FY 2009 OpCF € in millions 313 OIBDA -1.7% 103 +6.5 p.p. -190 -51 market share 2010 vs. 2006 FY 2006 FY 2007 FY 2008 FY 2009 34

A large growth potential The opportunity 11 th largest Mobile voice MBB population in _____ % contract / Total Smartphone the World Penetration mobile accesses penetration Young & 100% 100% 100% Urban ~32 m <14 78% urban Internet Users 35 m Social Networking 76% penetration among <24 63% years Highest GDP 30% 21% per capita in the region Mexican Market European Market = 100% Source: Yankee Group, Pyramid, Q4 2010, Economist Intelligence Unit, Universal McCann 35

And the platform to build upon it Spectrum LD Backbone Customer satisfaction MHz Thousands Km CSI Dec-10 552 ~ 20 8.71 352 ~ 5 Mobile 8.50 2009 2010 2009 2010 8.79 Prepay Q310 Signed dark fiber 8.60 Spectrum acquisition consortium in June 2010 1,700-1,900 MHz Band 8.42 Contract Starting point to capture 7.89 the MBB wave of growth Telefónica Main competitor

Betting on 3G to kickstart the new wave of growth 3G coverage by socioeconomic segment Telefónica MBB accesses % In millions 95% ~ 5.5 43% ABC+ 70% 27% 0.2 ABCD+ 60% 23% Dec-10 Dec-13E Total population Dec-10 Dec-11E

Brazil, a very large and rapidly growing market Top 10 telecom markets in the world Total Revenues Telecom Market Brazil per 2010 revenue R$ in billion Total market revenues CAGR FY06 — FY10 120 +2% 116 113 109 +8% 105 101 +12% 92 +13% 87 80 -1% +3% 54 -6% -1% +17% 2006 07 08 09 10 11E 12E 13E 14E 2015E +12% Source: Pyramid 38

Brazil, plenty of opportunities The opportunity Brazilian Market European Market = 100% Middle class ~100 m Penetration 80% 100% population Young & Mobile voice Urban MOU 1 54% 100% ~50 m <14 87% urban Internet Users Smartphone 80 m MBB 25% 100% penetration Leading penetration in Social Networks FBB / STB 55% 100% FBB & TV GDP Growth Pay TV / 29% 100% Households 1 Incoming and outgoing traffic Source: Yankee Group, Pyramid, Q4 2010 39

Brazil, much more to come Mobile Voice Market MBB Market FBB & TV Market FY 2010-2013E FY 2010-2013E FY 2010-2013E Mobile Mobile Pay TV Penetration + 17 p.p. data users + 23 p.p. Subscribers / + 5 p.p. % % Households % MOU 1 Smartphone FBB/STB Min + 3% penetration + 8 p.p. % + 12 p.p. % 1 Incoming and outgoing traffic Source: Yankee Group, Pyramid, Q4 2010

Telefónica in Brazil, clear leadership A leadership position 1 December 2010 Telefónica Access Market Share Vs. the main competitor Position 73% +49 p.p. #1 Fixed accesses 30% +4 p.p. #1 Mobile accesses 61% +28 p.p. #1 FBB accesses 14% -49 p.p. #3 Pay TV accesses 1 Share and position in fixed voice, FBB and TV Sao Paulo Source: Anatel and Telefónica estimates 41

Telesp, a strong fixed incumbent Best performance vs. peers in Latin America Customer satisfaction improvement Thousands of fixed accesses net adds, FY 2010 First company to offer >30 Mbps 39 Positive churn evolution -291 -1,268 Historical level of FBB net gain Source: Company data

Vivo, the indisputable leader VIVO 2010 40% # 1 Top of mind #1 Customer Dongles (6 p.p. above Market Share satisfaction competition) 35% Contract Market Share Leader in Leader in 3G population coverage 30% coverage (over (x3 covered Market Share 25 m advantage) towns closest competitor) Source: Anatel

We are increasingly capturing growth opportunities TV accesses ~1.4 FBB accesses ~ 5.1 Millions Millions 3.3 0.5 Dec — 2010 Dec — 2013E Dec — 2010 Dec — 2013E MBB accesses Mobile data revenues / Millions Mobile service revenues >20% >30% 19% 3.3 Dec — 2010 Dec — 2013E FY 2010 FY 2013E

We are transforming our company Revenue Mix Services TEF Brazil beyond Access & Voice BB connectivity 82% 15% 3 % FY 2010 68% 25 % FY 2013E 7% Margin expansion Investments leveraging on of R$24,300 m synergies until 2014 1 Figures for guidance assume constant FX (average FY 2010), excludes hyperinflationary accounting in Venezuela and changes in consolidation perimeter Voice and Access: Include fixed/mobile access & voice (SMS included), narrowband and mobile & fixed equipment revenues BB: MBB and FBB revenues Services Beyond Connectivity: Include content, digital services, ICT solutions and vertical units revenues 45

We are going to capture a significant value Minimum Synergy targets On track Operating synergies NPV Projects Launched Q4 10 — Q1 11 € in billions — 0.2 Examples 0.5 / 0.6 2.3 /2.7 0.5 / 0.6 Interconnection optimization 1.1 / 1.2 Topology and network common design 0.4 / 0.5 (voice and IP core) Revenues G&A & OpEx CapEx Integration Total Unifying Internet access commercial costs operating costs Network & IT synergies IT vendor management Revenue Up sell & cross sell for ~ 20% MCN ´s, corporate and SOHO common customers €2.3/ 3-4 years to fully exploit 2.7bn Savings from year 1 OpEx CapEx ~60% ~ 20%

Brazil, a country of opportunities

Index 01 Latin America in bold letters 02 Capturing current growth, building new options 03 Our Portfolio: leading Brazil, leveraging diversity

Telefónica Latinoamérica Championing growth Accelerating investment Leading Brazil

Telefónica

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: April 14th, 2011	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors